UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1

                                   ----------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                                   ----------

                  VOICE POWERED TECHNOLOGY INTERNATIONAL, INC.
        (Exact name of registrant as specified in its corporate charter)

                                     1-11476
                            (Commission File Number)

           CALIFORNIA                                           95-3977501
(State or other jurisdiction of                              (I.R.S. Employer
        incorporation or                                      Identification
          organization)                                           Number)

                               One Franklin Plaza
                        Burlington, New Jersey 08016-4907
                                 (609) 386-2500
     (Address of principal executive office, zip code and telephone number, including area code)

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                   NOTICE OF CHANGE IN COMPOSITION OF MAJORITY
                            OF THE BOARD OF DIRECTORS

   NO VOTE OR OTHER ACTION OF VOICE POWERED TECHNOLOGY INTERNATIONAL, INC.'S
     SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                         NO PROXIES ARE BEING SOLICITED

                                     *******

      This Information Statement is being sent to you in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, to inform you of an anticipated change in the composition of a majority of the members of the Board of Directors ("Board of Directors") of Voice Powered Technology International, Inc. (the "Company"). This Information Statement is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                           DESCRIPTION OF TRANSACTION

      As of August 2, 2002, Franklin Electronic Publishers, Incorporated ("Franklin") and Belle Group, Ltd. (the "Purchaser") entered into a Securities Purchase Agreement pursuant to which, on or about August 15, 2002 (the "Closing Date"), the Purchaser will purchase from Franklin all 74,258,788 shares of the Company's common stock, par value $.001 per share (the "Common Stock"), owned by Franklin for $100,000 in cash (the "Stock Sale"). The shares of Common Stock to be sold by Franklin to the Purchaser pursuant to the Stock Sale represent approximately 82.3% of the Company's 90,245,360 issued and outstanding shares of Common Stock. In connection with the Stock Sale, Franklin has agreed to cause each of the current directors of the Company to resign effective as of the Closing Date and to appoint Harold S. Fleischman, William B. Barnett and Robert Larcara to serve as the successor members of the Board of Directors. In addition, as a condition to the consummation of the Stock Sale, Franklin has agreed to cause all of the Company's current officers to resign.

                                   MANAGEMENT

      The following tables set forth information regarding (i) the Company's current directors and officers and (ii) those persons who will be appointed as directors and officers immediately prior to the consummation of the Stock Sale.

Current Directors and Officers.

      Set forth below is information regarding the Company's current directors and officers.

      Name                    Age      Position held
      ----------------------  -------  -----------------------------------------
      Barry J. Lipsky          51      Director, Vice President and Secretary
      Gregory J. Winsky        52      Chairman and Chief Executive Officer
      Arnold D. Levitt         65      Director
      Edward H. Cohen          63      Director

Biographical Information.

Barry J. Lipsky

      Mr. Lipsky has served as a director, Vice President and Secretary of the Company since 1998. Mr. Lipsky is, and for the past five years has been, an executive officer of Franklin, a designer and developer of handheld electronic information products. Since 1999, he has been President and Chief Executive Officer of Franklin.

Gregory J. Winsky

      Mr. Winsky has served as a director and Chief Executive Officer of the Company since 1998. Mr. Winsky is, and for more than the past five years has been, an executive officer and general counsel of Franklin.

Arnold D. Levitt

      Mr. Levitt has been the Chief Financial Officer of Franklin since May 1999. Mr. Levitt has been engaged in consulting as a chief financial officer or senior business adviser for companies in a variety of industries since 1996. Prior to these consulting arrangements, Mr. Levitt was Executive Vice President and Chief Operating Officer of Wico Gaming Supply Corp. Mr. Levitt has owned or was employed as a chief financial officer of a number of companies and also worked in public accounting.

Edward H. Cohen

      Mr. Cohen has, since February 2002, been counsel to, and for more than five years prior thereto was a partner in, the New York City law firm of Katten Muchin Zavis Rosenman. Mr. Cohen is a director of Franklin, Phillips-Van Heusen Corporation, a manufacturer and marketer of apparel and footwear, Levcor International, Inc., a converter of textiles for sale to domestic apparel manufacturers, and Merrimac Industries, Inc., a manufacturer of passive R.F. and microwave components for industry, government and science.

New Directors and Officers.

      The following table sets forth information regarding each of the persons who will be appointed as directors and officers of the Company immediately following the resignations of the current directors and officers and immediately prior to the consummation of the Stock Sale.

      Name                    Age      Position to be held
      ----------------------  -------  -----------------------------------------
      Harold S. Fleischman     60      President, Chief Financial Officer and
                                       Director
      William B. Barnett       60      Secretary and Director
      Robert Larcara           49      Director

Biographical Information.

Harold S. Fleischman

      Mr. Fleischman has practiced law in California for over 30 years and maintains a private practice in Encino, California, at the Encino Law Center, a building of which he is one of the founder/owners. He earned a Bachelor's degree and Law degree from UCLA.

William B. Barnett

      Mr. Barnett has been an attorney for over 30 years, specializing in corporate and securities law and is in private practice in Sherman Oaks, California. Mr. Barnett formerly taught corporate and securities law in the paralegal program at California State University at Los Angeles. Mr. Barnett received his LLB from De Paul University Law School in Chicago, Illinois.

Robert Larcara

      Mr. Larcara is Founder President of Commonwealth Financial Mortgage Services established in 1988. He has been a California-licensed mortgage broker/real estate broker for over 20 years. He has a Bachelor of Science degree from the University of Wisconsin-Milwaukee.

Committees.

      Currently, the Board of Directors has no separate audit, nominating or compensation committees and acts as such as an entire Board.

Board Meetings.

      There was one regularly scheduled meeting of the Board of Directors held during the year ended December 31, 2001, which meeting was attended by all of the Company's existing directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Security Ownership.

      The following table sets forth certain information regarding the ownership of the Common Stock as of August 1, 2002 by the only person known by the Company to be the beneficial owner of more than five percent of the Common Stock. None of the current directors or executive officers of the Company owns any shares of Common Stock. Franklin has sole voting and investment power with respect to the shares listed as beneficially owned by it.

                                                                                    Number of
                                                                                      Shares
                                        Number of Shares                           Beneficially        Percent of
                                       Beneficially Owned    Percent of Class      Owned After     Class After Stock
      Name of Beneficial Owner          Before Stock Sale    Before Stock Sale      Stock Sale            Sale
---------------------------------  -----------------------  -------------------   --------------  -------------------

Franklin Electronic Publishers,            74,258,788              82.3%                --                 0%
Incorporated
   One Franklin Plaza
   Burlington, New Jersey 08016

Following Stock Sale.

      The following table sets forth the number of shares of Common Stock of the Company to be owned of record and beneficially, by persons who will beneficially own 5% or more of the outstanding Common Stock of the Company immediately following consummation of the Stock Sale. None of the persons to be appointed as directors or officers of the Company immediately prior to the consummation of the Stock Sale is expected to own any shares of Common Stock.

                                         Number of Shares
Name                                    Beneficially Owned    Percent of Class
-------------------------------------  --------------------  ------------------

Belle Group, Ltd.                           74,258,788              82.3%
   23679 Calabasas Road, Suite 412
   Calabasas, California  91302

Compliance With Section 16(a) of the Exchange Act.

      Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and to furnish the Company with copies of such filings. Based solely on the Company's review of the copies of the forms it received, the Company believes that, during the fiscal year ended December 31, 2001, its officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.

                  EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

Compensation of Executive Officers

      Gregory J. Winsky, the Company's Chief Executive Officer since September 1998, has never received any compensation from the Company or any of its subsidiaries. Mr. Winsky was not employed by the Company prior to May 1998. No employee had compensation of more than $100,000 during the last fiscal year.

      No bonuses, other annual compensation, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the Securities and Exchange Commission) were awarded to, earned by, or paid to the Chief Executive Officer during any of the Company's last three fiscal years.

Option Grants.

      No stock options were granted to the Chief Executive Officer during the fiscal year ended December 31, 2001.

Compensation of Directors.

      None of the Company's current directors receive any compensation for acting as directors of the Company.

Employment Contracts.

      The Company is not a party to any employment contracts, or termination of employment or change-in-control arrangements.

                                LEGAL PROCEEDINGS

      No current officer, director, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the Company's Common Stock, or any person known to the Company to be an associate of any of the foregoing is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceeding.